EXHIBIT 99.1

Westport Fuel Systems Restates Second Quarter 2021 Financial Statements due to Accounting Error

  No impact on gross margin, net income, or the Company's statement of cash flows.

VANCOUVER, British Columbia, Sept. 17, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("WFS" or the "Company") (TSX:WPRT / Nasdaq:WPRT) announced that it has filed amended and restated unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 (the "Amended Statements") and related amended and restated management's discussion and analysis. The Amended Statements were required to correct an accounting error which was identified during an internal review of one of the Company's subsidiaries' statutory financial records. All figures are expressed in millions of United States dollars.

The Company recently became aware of and corrected a non-routine intercompany inventory sale of $5.7 million in the second quarter of 2021 which was not eliminated from reported consolidated revenue and cost of revenue. There was no impact on gross margin, net income, or the Company’s statement of cash flows.

The Company’s consolidated revenue for the three and six months ended June 30, 2021 was restated to $79.0 million and $155.5 million, respectively. The Company’s consolidated cost of revenue for the three and six months ended June 30, 2021 was restated to $63.3 million and $126.7 million, respectively. Line items restated in the Amended Statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2021 are presented in the table below.

Three months ended June 30, 2021	As previously reported	Amendment	As restated
Revenue	$84.7	$(5.7)	$79.0
Cost of revenue	$69.0	$(5.7)	$63.3

Six months ended June 30, 2021
Revenue	$161.1	$(5.7)	$155.5
Cost of revenue	$132.4	$(5.7)	$126.7

"At Westport Fuel Systems, we are committed to integrity and accountability in delivering our products and services to our customers, and to being a responsible corporate citizen, which includes the accuracy of our financial reporting. Notwithstanding the accounting error, our performance in the second quarter of 2021 was another good quarter for Westport Fuel Systems as our revenue increased by 3% sequentially and 119% year-over-year, a reflection of the demand for our products and services as we navigate the ongoing supply chain issues that are challenging the global automotive industry."

David M. Johnson, Chief Executive Officer

Disclosure Controls & Procedures and Internal Controls Over Financial Reporting

We evaluated the effectiveness of our internal controls over financial reporting as of June 30, 2021 with the participation, and under the supervision, of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2021, our internal controls over financial reporting were ineffective due to a material weakness. Details regarding such identified weakness are included in the amended and restated management's discussion and analysis.

We are taking immediate steps to remediate the material weakness identified by implementing additional controls over the accounting for and the financial reporting of intercompany transactions and enhancing review controls and procedures to detect and prevent material misstatements related to intercompany transactions. We believe these measures will remediate the material weakness in internal control over financial reporting described in the amended and restated management's discussion and analysis by the third quarter of 2021. The restatement did not result from any override of controls or misconduct.

In connection with the filing of the Amended Statements, the Company is also filing (i) amended and restated management's discussion and analysis in compliance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations, and (ii) CEO and CFO certifications in compliance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The Company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements regarding our investment in enhanced financial reporting controls, the growth profile of the Company's business, the remediation and effectiveness of the Company's identified disclosure controls and procedure weaknesses. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, solvency, governmental policies and regulation, technology innovations, operating expenses, our ability to adequately develop and deploy our improvements and technology, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102, Continuous Disclosure Obligations. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Christine Marks
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046